# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PBF Energy Inc., CIK 0001534504
CUSIP: 69318G106
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: One Sylvan Way, Second Floor, Parsippany, New Jersey (NJ), 07054
Date of event which requires filing of this statement: 03/02/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001140361-24-042733
Filed by CIK 0001080910
Persons authorized to receive notices and communications: Carlos Slim Helu, Paseo De Las Palmas 781, Piso 3, Lomas De Chapultepec, Ciudad De Mexico, Mexico (O5), 11000, (52) 55 5625 4961; Kyle A. Harris, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York (NY), 10006, (212) 225-2000

## Reporting persons
- Carlos Slim Helu (CIK 0001080910): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 26,469,098; sole dispositive power 0; shared dispositive power 26,469,098; aggregate amount beneficially owned 26,469,098 (22.6% of the class)
  Comment: Percent beneficially owned is based on approximately 116,926,814 Class A Common Shares (as defined below) issued and outstanding as of February 6, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 12, 2026.
- Carlos Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 26,469,098; sole dispositive power 0; shared dispositive power 26,469,098; aggregate amount beneficially owned 26,469,098 (22.6% of the class)
  Comment: Percent beneficially owned is based on approximately 116,926,814 Class A Common Shares issued and outstanding as of February 6, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 12, 2026.
- Marco Antonio Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 26,469,098; sole dispositive power 0; shared dispositive power 26,469,098; aggregate amount beneficially owned 26,469,098 (22.6% of the class)
  Comment: Percent beneficially owned is based on approximately 116,926,814 Class A Common Shares issued and outstanding as of February 6, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 12, 2026.
- Patrick Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 26,469,098; sole dispositive power 0; shared dispositive power 26,469,098; aggregate amount beneficially owned 26,469,098 (22.6% of the class)
  Comment: Percent beneficially owned is based on approximately 116,926,814 Class A Common Shares issued and outstanding as of February 6, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 12, 2026.
- Maria Soumaya Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 26,469,098; sole dispositive power 0; shared dispositive power 26,469,098; aggregate amount beneficially owned 26,469,098 (22.6% of the class)
  Comment: Percent beneficially owned is based on approximately 116,926,814 Class A Common Shares issued and outstanding as of February 6, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 12, 2026.
- Vanessa Paola Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 26,469,098; sole dispositive power 0; shared dispositive power 26,469,098; aggregate amount beneficially owned 26,469,098 (22.6% of the class)
  Comment: Percent beneficially owned is based on approximately 116,926,814 Class A Common Shares issued and outstanding as of February 6, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 12, 2026.
- Johanna Monique Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 26,469,098; sole dispositive power 0; shared dispositive power 26,469,098; aggregate amount beneficially owned 26,469,098 (22.6% of the class)
  Comment: Percent beneficially owned is based on approximately 116,926,814 Class A Common Shares issued and outstanding as of February 6, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 12, 2026.
- Control Empresarial de Capitales, S.A. de C.V.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 26,469,098; sole dispositive power 0; shared dispositive power 26,469,098; aggregate amount beneficially owned 26,469,098 (22.6% of the class)
  Comment: Percent beneficially owned is based on approximately 116,926,814 Class A Common Shares issued and outstanding as of February 6, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: PBF Energy Inc.
Address of issuer's principal executive offices: One Sylvan Way, Second Floor, Parsippany, New Jersey (NJ), 07054
Comment: This Amendment No. 7 amends and supplements the Schedule 13D filed by the Reporting Persons on October 3, 2024, as amended and supplemented by Amendment No. 1 filed on October 25, 2024, Amendment No. 2 filed on November 5, 2024, Amendment No. 3 filed on December 2, 2024, Amendment No. 4 filed on December 20, 2024, Amendment No. 5 filed on February 28, 2025 and Amendment No. 6 filed on February 11, 2026 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D") with respect to the Class A Common Stock, with par value of $0.001 per share (the "Class A Common Shares"), of PBF Energy Inc., a corporation incorporated under the laws of Delaware (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Calculations of the percentage of the Class A Common Shares beneficially owned are based on a total of approximately 116,926,814 Class A Common Shares issued and outstanding as of February 6, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 12, 2026. As of March 4, 2026, (i) Control Empresarial, directly or indirectly, owns 26,469,098 Class A Common Shares (representing 22.6% of the outstanding Class A Common Shares) and (ii) the Slim Family, which are beneficiaries of a Mexican trust that owns all of the issued and outstanding voting equity securities of Control Empresarial, may be deemed to beneficially own indirectly the Class A Common Shares beneficially owned directly by Control Empresarial.
Number of shares as to which each person has sole or shared power to vote or dispose: 26,469,098 Class A Common Shares (representing 22.6% of the outstanding Class A Common Shares)
Transactions in the class effected during the past sixty days: All transactions in Class A Common Shares effected by the Reporting Persons since the filing of Amendment No. 6 are listed in Schedule 1 hereto and incorporated herein by reference.

## Signatures
- Carlos Slim Helu: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/04/2026)
- Carlos Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/04/2026)
- Marco Antonio Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/04/2026)
- Patrick Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/04/2026)
- Maria Soumaya Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/04/2026)
- Vanessa Paola Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/04/2026)
- Johanna Monique Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/04/2026)
- Control Empresarial de Capitales, S.A. de C.V.: Marco Antonio Slim Domit, Marco Antonio Slim Domit (03/04/2026)
Comment: * The Powers of Attorney for the members of the Slim Family and Control Empresarial are each filed as an exhibit to this Amendment No. 7 and are all hereby incorporated herein by reference.